10f-3 Transactions Summary*
* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund
Market Index Fund
Security
Northeast Utilities
Advisor
EIMCO
Transaction Date
3/16/2009
Cost
$5,985
Offering Purchase
0.02%
Broker
Barclays
Underwriting Syndicate Members
Merrill Lynch & co